Exhibit 99.1

Undertone Will Join Vital Industry Conversation Among Global Marketers at Principal
“Insight Summit”

GDS Group to curate Summit sponsored by Undertone—bringing together global marketing leaders to discuss meaningful and sustainable customer experience

Tel Aviv, Israel & NEW YORK – March 14, 2019 – Perion Network Ltd. (NASDAQ:PERI) announced today that Undertone, a leader in cross-platform Synchronized Digital Branding for the world’s most prominent brands, announced its key role in the upcoming CMO Digital Insight Summit, which is produced by GDS Group and will take place March 18-20, 2019 in Greensboro, Georgia.

Recognizing that the digital transformation continues to disrupt conventional approaches to reaching and engaging consumers, GDS’s event will bring together senior decision-makers and business leaders from a diverse range of industries. At the Summit, marketers will take on the most complex questions of the day, those that mean the difference between success and failure in a world that increasingly leaves no room for a middle ground.

Unlike many industry events where the goal is to communicate rather than ideate, the Insight Summit will not back away from the most clear-eyed discussion of the existential challenges that marketers face. Undertone executives will lead conversations with CMOS and other leaders from companies like LVMH, Coca-Cola, Uber and AT&T. Subjects will include how AI and machine learning are transforming data in the organization, how the next generation of personalization will be shockingly advanced, how the expectations of today’s consumers are spiraling into new territories of need, and the future of industry measurement metrics.

“We decided to become a meaningful participant in this event because this is a time for insight and action,” said Doron Gerstel, CEO of Perion. “Today’s challenges are not going away, they are only intensifying–and we are thrilled that the world’s movers and shakers are coming together for the Summit. This year’s themes are perfectly aligned with Undertone’s Synchronized Digital Branding platform, which democratizes access so that marketers have the platform, data and insights to own their futures. We thank GDS for their essential role in making this event happen.”

“Our program is about ensuring brand marketers have the best and most up-to-date insights to help them effectively reach and engage with their customers in a fast-moving digital ecosystem,” said Mladina Connolly, Vice President Product & Delegate Acquisition at GDS Group. “Undertone’s reputation as a leader in the digital space is unparalleled, and we are excited to have them serving as an event sponsor and to have their best-in-class marketing expertise on hand. Their participation will be of great benefit to our attendees.”

For more information on the GDS Summit CMO Digital Insight Summit, visit – https://gdsgroup.com/events/marketing/cmo-digital-march-2019/.

About Undertone:
Undertone, a division of Perion Network Ltd. (NASDAQ: PERI), provides cutting-edge technology solutions for the world’s leading brands. Its proprietary Synchronized Digital Branding combines data, distribution and creative to deliver cohesive stories across all critical touchpoints: screens, platforms and a transparent, customizable list of elite publishers. The AI-driven platform eliminates fragmentation, delivers much-needed revenue for publishers and, most importantly, ensures brand messaging is contextually relevant. Undertone creates stunning campaigns that align with KPIs—always with beautiful creative and in brand-safe environments. Learn more at www.undertone.com.

About Perion Network Ltd.:
Perion is a global technology company that delivers advertising solutions to brands and publishers. Perion is committed to providing data-driven execution, from high-impact ad formats to branded search and a unified social and mobile programmatic platform. More information about Perion may be found at www.perion.com. Follow Perion on Twitter @perionnetwork.

Forward Looking Statements:
This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will”, “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2017 filed with the SEC on March 27, 2018. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:
Perion Network Ltd.
Investor relations
Hila Valdman
+972 (73) 398-1000
Investors@perion.com

Source: Perion Network Ltd.